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18007016

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APR 10 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davenport & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Cary Street, 11th Floor

(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R.B. Hershey (804) 780-2165

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	Virginia	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BW

OATH OR AFFIRMATION

I, William R.B. Hershey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Davenport & Company LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

City / County of Richmond
Commonwealth/State of Virginia
The foregoing instrument was acknowledged before me this 5th day of April 2018 by William R.B Hershey
(name of person seeking acknowledgment)
Kelly Witt McDonald
Notary Public
My commission expires 1/31/19

Signature

Chief Financial Officer, Senior Vice President

Title

Kelly Witt McDonald
Notary Public

KELLY WITT McDONALD
NOTARY PUBLIC
REG# 140611
MY COMMISSION EXPIRES 01/31/2019
COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVENPORT & COMPANY LLC AND SUBSIDIARIES

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Statements of Financial Condition	2
Notes to Consolidated Statements of Financial Condition	3

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Davenport & Company LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Davenport & Company LLC and subsidiaries (the Company) as of December 31, 2017 and 2016, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1985.

Richmond, Virginia
April 5, 2018

DAVENPORT & COMPANY LLC AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2017 and 2016

Assets		2017	2016
Cash and cash equivalents	$	4,081,600	25,936,002
Cash segregated under federal and other regulations		2	2
Deposits with clearing organizations and others		3,469,958	3,861,239
Receivable from broker-dealers and clearing organizations		848,398	128,985
Receivable from customers		79,194,184	68,219,712
Receivable from noncustomers		1,295,525	974,021
Securities owned, at fair value		17,751,654	11,047,540
Furniture, equipment, software, and leasehold improvements, at cost		2,674,409	2,977,055
Notes receivable from employees		5,432,264	2,850,334
Prepaid expenses and other assets		8,835,601	6,167,226
Total assets	$	123,583,595	122,162,116
Liabilities and Members' Interest			
Short-term bank loans	$	4,595,000	100,000
Drafts payable		13,803,748	10,014,754
Payable to broker-dealers and clearing organizations		1,970,265	835,164
Payable to customers		38,265,124	52,599,889
Payable to noncustomers		352,526	128,017
Securities sold, not yet purchased, at fair value		7,261	192,200
Accounts payable, accrued expenses, and other liabilities		15,385,085	12,180,152
Total liabilities		74,379,009	76,050,176
Members' interest		49,204,586	46,111,940
Commitments and contingent liabilities		—	—
Total liabilities and members' interest	$	123,583,595	122,162,116

See accompanying notes to consolidated statements of financial condition.

(1) Organization and Nature of Business

Davenport & Company LLC and subsidiaries (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the Commonwealth of Virginia. The Company is owned by Davenport & Company of Virginia, Inc., Davenport Corp., DAVA Corp., and Davenport IV, Inc. (collectively, the Members) who have membership interests of 50%, 25%, 24%, and 1%, respectively. The liability of each Member is limited to the balances in each Member's capital account. The Company will continue indefinitely, unless dissolved earlier pursuant to the terms of the operating agreement of the Company. Davenport Financial Advisors LLC (DFA) and Davenport Trust Company (DavTrust) are wholly owned subsidiaries of Davenport & Company LLC. DFA is engaged in the appraisal of businesses and their securities in connection with estate and gift tax, equitable distribution, acquisition advisory, the purchase and sale of listed and unlisted securities, litigation support, and other purposes. The services and responsibilities of DFA are separate from those of Davenport & Company LLC, notwithstanding the fact that DFA and Davenport & Company LLC may share employees and facilities. DavTrust is a wholly owned North Carolina corporation formed in 2009 to be the trustee of customer individual retirement accounts.

The Company is engaged in several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory services, primarily to retail customers in the southeast portion of the United States.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated statements of financial condition include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions are eliminated in consolidation.

(b) Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

(c) Fair Value of Financial Instruments

The Company carries cash and cash equivalents, cash segregated under federal and other regulations, securities owned, and securities sold, not yet purchased at fair value. Deposits with clearing organizations and other receivables from brokers-dealers and clearing organizations, receivable from customers, noncustomers, and employees, short-term bank loans, drafts payable, payable to brokers-dealers and clearing organizations, payable to customers, and payable to noncustomers are recorded at their carrying amounts, which approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or variable interest rates of many of these instruments.

(d) *Securities Transactions*

Proprietary securities transactions in regular way trades are recorded on the settlement date, which is not materially different from the trade date. Customers' securities transactions and related commission income and expense are reported on a trade-date basis.

Marketable securities owned are recorded at fair value which is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the remeasurement date.

In the event of an inactive market, the fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with U.S. generally accepted accounting principles (GAAP), the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, the Company's definition of actively traded is based on average daily volume and other market trading statistics.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company utilizes valuation techniques to estimate fair value. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal repayments and default probabilities. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include certain municipal debt securities, and corporate debt securities. The Company utilizes prices from independent services to corroborate its estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price or use other methods including broker-dealer price quotations. Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities, which include non-publically traded equity securities, the Company uses quotes from secondary market makers to determine fair value. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy.

(e) *Income Taxes*

Income taxes are not reflected in the accompanying consolidated statements of financial condition as the responsibility for income taxes is that of the Members and not of the Company. One subsidiary, DavTrust, is a C corporation and is responsible for its own income taxes. DavTrust has a current income tax receivable of $300 and a deferred tax liability of $33,200 as of December 31, 2017, and a current income tax receivable of $1,300 and a deferred tax liability of $5,800 as of December 31, 2016.

Uncertain tax positions are required to be recognized or derecognized based on a more likely than not threshold. This applies to positions taken or expected to be taken on a tax return. The Company analyzed filing positions in all of the federal and state jurisdictions where they are required to file

income tax returns, including its status as a pass-through entity. The only periods subject to examination for federal and state tax returns are 2014 through 2017. The Company believes its income tax filing positions, including its status as a pass-through entity, would be sustained on audit and does not anticipate any adjustments that would result in a material change to its consolidated financial position. Therefore, no reserves for uncertain tax positions, nor interest and penalties, have been recorded as of December 31, 2016 and 2015.

The Bipartisan Budget Act of 2015 provides that any tax adjustments resulting from partnership audits will generally be determined, and any resulting tax, interest and penalties collected, at the partnership level for tax years beginning after December 31, 2017. The Bipartisan Budget Act of 2015 allows a partnership to elect to apply these provisions to any return of the partnership filed for partnership taxable years beginning after the date of the enactment, November 2, 2015. The Partnership does not intend to elect to apply these provisions for any tax return filed for partnership taxable years beginning before January 1, 2018.

(f) Furniture, Equipment, Software, and Leasehold Improvements

The Company records depreciation and amortization on the straight-line method based on estimated useful lives of two years for software and the related software licenses, four years for quotation equipment, six years for data processing and communications equipment, and ten years for furniture and fixtures. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

(g) Notes Receivable from Employees

From time to time, the Company issues loans to employees. Some of these loans are nonnegotiable and forgiven over a predetermined period of time on a schedule determined by the Company, as long as the employee remains employed by the Company. Periodic forgiveness of the principal and interest amounts appear as noncash compensation to the employee in each monthly paycheck.

(h) Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank.

(i) Use of Estimates

The preparation of consolidated statements of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statements of financial condition. Actual results could differ from those estimates. Significant items subject to estimates and assumptions include the fair value of investments and other contingencies.

(3) Cash Segregated under Federal and Other Regulations

Cash of $2 at December 31, 2017 and 2016, has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC).

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2017 and 2016, consisted of the following:

		2017	
		Receivable	Payable
Securities failed to deliver/receive	$	9,968	37,223
Amounts receivable from/payable to clearing broker		—	190,259
Amounts receivable from/payable to clearing organizations		—	1,029,017
Amounts receivable from/payable to other broker		838,430	713,766
	$	848,398	1,970,265

		2016	
		Receivable	Payable
Securities failed to deliver/receive	$	80,992	6,333
Amounts receivable from/payable to clearing broker		—	159,290
Amounts receivable from/payable to clearing organizations		—	643,652
Amounts receivable from/payable to other broker		47,993	25,889
	$	128,985	835,164

The Company clears certain of its transactions through another broker-dealer on an omnibus basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(5) Receivable from and Payable to Customers and Noncustomers

Amounts receivable from and payable to customers and noncustomers (principally, directors of the Company) include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables. Such collateral is not reflected in the consolidated statements of financial condition and may be repledged by the Company. See further discussion of collateral at notes 8 and 10.

(6) Securities Owned and Securities Sold, Not Yet Purchased

(a) Securities owned and securities sold, not yet purchased, consisted of trading securities at December 31, 2017 and 2016 as follows:

	2017	2016
Owned:		
Marketable securities, at fair value:		
State and municipal obligations (primarily located in the Commonwealth of Virginia)	$ 14,744,951	8,263,376
Certificates of deposit	759,883	759,229
Mutual funds	990,067	823,492
Corporate bonds	416,005	491,228
Corporate stocks	840,748	710,215
	$ 17,751,654	11,047,540
Sold, not yet purchased at fair value:		
Corporate stocks	$ 7,261	192,200
	$ 7,261	192,200

(b) Fair value disclosures are based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
- Level 3 inputs are unobservable inputs.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2017:

		Fair value measurements at reporting date using		
	December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Trading securities:				
State and municipal obligations	$ 14,744,951	—	14,744,951	—
Certificates of deposit	759,883	759,883	—	—
Corporate bonds	416,005	—	416,005	—
Corporate stocks	840,748	10,645	—	830,103
Available for sale securities:				
Mutual funds	990,067	990,067	—	—
Total	$ 17,751,654	1,760,595	15,160,956	830,103
Liabilities:				
Securities sold not yet purchased:				
Corporate stocks	$ 7,261	7,261	—	—
Total	$ 7,261	7,261	—	—

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2016:

		Fair value measurements at reporting date using		
	December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Trading securities:				
State and municipal obligations	$ 8,263,376	—	8,263,376	—
Certificates of deposit	759,229	759,229	—	—
Corporate bonds	491,228	—	491,228	—
Corporate stocks	710,215	26,041	—	684,174
Available for sale securities:				
Mutual funds	823,492	823,492	—	—
Total	$ 11,047,540	1,608,762	8,754,604	684,174
Liabilities:				
Securities sold not yet purchased:				
Corporate stocks	$ 192,200	192,200	—	—
Total	$ 192,200	192,200	—	—

The following table summarizes Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2017:

Assets:	
Beginning balances as of January 1, 2017	$ 684,174
Total realized and unrealized gains included in net income	137,210
Purchases of Level 3	10,917
Sales of Level 3	(2,198)
Ending balance as of December 31, 2017	$ 830,103

There were no significant transfers between levels of the fair value hierarchy during the year ended December 31, 2017.

The following table summarizes Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2016:

Assets:		
Beginning balances as of January 1, 2016	$	568,437
Total realized and unrealized gains included in net income		204,211
Purchases of Level 3		4,321
Sales of Level 3		(92,795)
Ending balance as of December 31, 2016	$	684,174

There were no significant transfers between levels of the fair value hierarchy during the year ended December 31, 2016.

The Company had no assets or liabilities that were measured at fair value on a nonrecurring basis as of December 31, 2017 or 2016.

(7) Furniture, Equipment, Software, and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements are summarized as follows:

		2017	2016
Furniture	$	3,777,505	3,623,427
Equipment		5,273,461	4,947,061
Software		1,207,743	1,129,741
Leasehold improvements		4,030,714	4,021,644
		14,289,423	13,721,873
Less accumulated depreciation and amortization		11,615,014	10,744,818
Total furniture, equipment, software, and leasehold improvements, net	$	2,674,409	2,977,055

(8) Short-Term Bank Loans

Short-term bank loans are used to finance loans to customers and noncustomers who have purchased securities under margin agreements and to finance trading and investment securities. These loans are generally made at the short-term collateralized borrowing rate (2.43% and 1.69% at December 31, 2017 and December 31, 2016, respectively) and are payable on demand. In addition, the Company has a $1 million unsecured line of credit with a commercial bank. The interest rate on this line of credit is prime (4.50% and 3.75% at December 31, 2017 and 2016, respectively) and any borrowings are payable upon demand.

Short-term bank loans and related collateral pledged at December 31, 2017 and 2016 were as follows:

	Loans		Collateral	
	2017	2016	2017	2016
Collateralized by company securities	$ 4,495,000	—	12,315,027	7,913,718
Collateralized by customer securities	—	—	—	—
Collateralized by noncustomer securities	—	—	2,399,168	2,579,690
Unsecured line of credit	100,000	100,000	—	—
	$ 4,595,000	100,000	14,714,195	10,493,408

(9) Subordinated Borrowings

The Company has approval from the NYSE for a Revolving Note and Cash Subordination Agreement (the Agreement) with a bank for up to $7,500,000 at prime (4.50% and 3.75% at December 31, 2017 and 2016, respectively) + 1%. The Company must pay a commitment fee of 1/8% for any unused portion of the Agreement. There were no amounts outstanding under the Agreement as of or during the years ended December 31, 2017 or 2016, respectively.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Financial Instruments

In the normal course of its business, the Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statements of financial condition at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to year-end.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin

requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. The margin balance is located in receivable from customers on the consolidated statements of financial condition.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's policy of maintaining custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

(11) Commitments and Contingencies

The Company leases its office space and certain office equipment and software under operating leases expiring at various dates through 2027. Minimum future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2017 are as follows:

2018	$	2,891,111
2019		2,939,276
2020		2,657,427
2021		2,417,769
2022		2,091,873
2023 and thereafter		9,579,976
Total minimum lease payments	$	22,577,432

The Company is a party to certain legal and regulatory actions arising in the normal course of business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various actions will not result in any material adverse effects on the consolidated financial position, results of operations, or liquidity of the Company.

(12) Variable Interest Entities (VIEs)

The Company has determined that several entities in which it is the managing member meets the definition of a VIE. However, Davenport is not the primary beneficiary and accordingly does not consolidate the funds. These entities have assets of approximately $532,354,000 and $452,545,000 at December 31, 2017 and 2016, respectively.

(13) Net Capital Requirements and Capital Redemption Agreement

The Company is subject to the SEC Rule 15c3-1 and the New York Stock Exchange, Inc., which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiaries maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rules also provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2017, the Company's net capital, as defined, of $24,685,785 was 31% of aggregate debit balances and was $23,086,407 in excess of the minimum net capital required. At December 31, 2016, the Company's net capital, as defined, of $29,635,606 was 43% of aggregate debit balances and was $28,263,145 in excess of the minimum net capital required.

The Members have agreements with holders of all their outstanding common stock, whereby the Members have the option to repurchase the stock in the event of a stockholder's death or retirement. The Company has agreements with the Members, whereby it has the option to distribute to the Members capital sufficient for the Members to complete the redemption, subject to compliance with the rules of FINRA. The purchase price for such shares and the related units of the Company are determined by the Members' boards of directors and the Company's board of managers, respectively.

During the years ended December 31, 2017 and 2016, cash distributions of Members' interests were as follows:

		2017	2016
Income accumulated in prior year distributed to members during the current year	$	6,289,113	5,808,129
Income accumulated in the current year distributed to members during the current year		9,394,020	6,131,065
Repurchase of members' units for redemption of members' common stock		570,052	1,104,009
Total cash distributions of members' interest	$	16,253,185	13,043,203

(14) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2017 financial statements through April 5, 2018, the date the financial statements were issued, noting no matters requiring disclosure.

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Davenport & Company LLC:

We have examined the statements made by Davenport & Company LLC (the Company), included in the accompanying Davenport & Company LLC Compliance Report, that (i) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2017; (ii) the Company's internal control over compliance was effective as of December 31, 2017; (iii) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and (iv) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or 17 C.F.R. § 240.17a-5c that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Davenport & Company LLC's statements referred to above are fairly stated, in all material respects.

KPMG LLP

Richmond, Virginia
April 5, 2018

Davenport & Company, LLC Compliance Report

Davenport & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal period from January 1, 2017 through December 31, 2017;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2017;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Davenport & Company, LLC

I, William R.B. Hershey, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Senior Vice President, Chief Financial Officer

April 5, 2018